Form 51-102F3
MATERIAL CHANGE REPORT

Item 1.	Name & Address of Company

Eurasian Minerals Inc. (the “Company”)
Suite 501 - 543 Granville Street
Vancouver, British Columbia
V6C 1X8

Item 2.	Date of Material Change

April 03, 2012

Item 3.	News Release

A press release dated April 03, 2012 was issued to the British Columbia and Alberta Securities Commission, the TSX Venture Exchange and through the facilities of Marketwire via Canadian Timely Disclosure.

Item 4.	Summary of Material Change

Eurasian Minerals Inc. is pleased to announce the execution of an Option Agreement with respect to the Sisorta gold property located in north-central Turkey. The Option Agreement is between EBX Madencilik A.". (“EBX Turkey”), a Turkish corporation that controls the Sisorta property pursuant to a joint venture between its owners (“Sellers”), and

Çolakoglu Ticari Yatirim A."., a privately owned Turkish company. EBX Turkey is a joint venture owned 51% by a subsidiary of ASX listed Chesser Resources Limited (“Chesser”) and 49% by a subsidiary of EMX, and they are the Sellers under the Agreement. The obligations of EBX Turkey and the Sellers under the Agreement will be guaranteed by Chesser and EMX.

Item 5.	Full Description of Material Change

Item 5.1	Full Description of Material Change

Please refer to the press release of the Company disseminated on April 03, 2012, attached hereto.

Item 5.2	Disclosure for Restructuring Transactions

Not applicable

Item 6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7.	Omitted Information

None.

Item 8.	Executive Officer

The following executive officer of the Company is knowledgeable about the material change and this report:

Valerie Barlow, Corporate Secretary
Phone: 604-688-6390
Email: valerie@eurasianminerals.com

Item 9.	Date of Report

April 03, 2012

Eurasian Minerals Inc. NEWS RELEASE

Eurasian Minerals Announces Agreement to Sell the Sisorta JV Gold Property in Turkey for Gold Bullion
and a Royalty Interest

Vancouver, British Columbia, April 3, 2012 (TSX Venture: EMX; NYSE Amex: EMXX) – Eurasian Minerals Inc. (the “Company” or “EMX”) is pleased to announce the execution of an Option Agreement (the “Agreement”) with respect to the Sisorta gold property located in north-central Turkey. The Option Agreement is between EBX Madencilik A.". (“EBX Turkey”), a Turkish corporation that controls the Sisorta property pursuant to a joint venture between its owners (“Sellers,” described below), and Çolakoglu Ticari Yatirim A.". (“Çolakoglu”), a privately owned Turkish company. EBX Turkey is a joint venture owned 51% by a subsidiary of ASX listed Chesser Resources Limited (“Chesser”) and 49% by a subsidiary of EMX, and they are the “Sellers” under the Agreement. The obligations of EBX Turkey and the “Sellers” under the Agreement will be guaranteed by Chesser and EMX.

The Sisorta JV project, located in the Eastern Pontides mineral belt, is a volcanic-hosted, near-surface, epithermal gold deposit with a NI 43-101 mineral resource at a 0.4 g/t cutoff of 91,000 indicated gold ounces from 3,170,000 tonnes averaging 0.89 g/t, and 212,000 inferred gold ounces from 11,380,000 tonnes averaging 0.58 g/t (please see Company news release dated June 16, 2009). Near-surface, oxide mineralization represents 76% of the indicated gold ounces, and 73% of the inferred gold ounces, thereby establishing the property’s potential for a small scale, open pit mining operation.

The Agreement requires Çolakoglu to make an up-front payment of 100 troy ounces of gold bullion, or its cash equivalent, and to undertake a US $500,000 work commitment over the first year. After the first year, Çolakoglu can exercise an option to purchase the property for an additional 7,900 troy ounces of gold, or its cash equivalent, with the payments binding on exercise of the option, but staged over a period of four years after option exercise. In addition to the gold payments that will total 8,000 troy ounces, the Sellers will also receive a 2.5% Net Smelter Return (NSR) royalty for any production from the property.

Overview of Commercial Terms. Upon Çolakoglu’s execution of the Agreement and initial payment of 100 troy ounces of gold bullion or its cash equivalent, the Sellers shall grant Çolakoglu an option to purchase all of the Seller’s shares in EBX Turkey. Çolakoglu has the right to exercise its option during a 60-day period after the first anniversary of the Agreement subject to the following terms: 1) spend US $500,000 in exploration work on the property within the option year, 2) deliver notice that it will exercise the option to purchase the shares, and 3) deliver 900 troy ounces of gold bullion, or its cash equivalent, to the Sellers. Once the option is exercised, and in consideration for the shares in EBX Turkey, Çolakoglu will:

  Grant to the Sellers a 2.5% NSR royalty from the Sisorta property;

  Agree to reconvey the shares in EBX Turkey or the Tenement to Sellers or their designees if Çolakoglu decides to abandon the Sisorta property; and

  On the first through third anniversaries of option completion, make guaranteed payments to the Sellers of 1,500 troy ounces of gold bullion, or its cash equivalent, and on the fourth anniversary guarantee the delivery of 2,500 troy ounces of gold bullion, or its cash equivalent.

In summary, after Çolakoglu has fulfilled all of the option agreement obligations to acquire the Sisorta property, it will have paid 8,000 troy ounces of gold bullion, or the cash equivalent, timed over a period of five years. Further, Çolakoglu shall pay EBX Turkey a 2.5% NSR royalty from any production on the property. EMX’s share of this will comprise 3,920 troy ounces of gold bullion and a 1.225% NSR Royalty.

Suite 501 – 543 Granville Street, Vancouver, British Columbia V6C 1X8, Canada
Tel: (604) 688-6390 Fax: (604) 688-1157
www.eurasianminerals.com

EMX and the Prospect Generation Business Model. The Sisorta property is an excellent example of EMX’s execution of the prospect generation business model. EMX’s in-country exploration expertise in Turkey allowed the identification and timely acquisition of Sisorta in early 2004. Later in 2004, EMX entered into a joint venture with Barrick Gold Corporation (“Barrick”) that included cash payments and exploration expenditures that added value to the Sisorta project. Barrick exited the joint venture prior to earning-in, and subsequently a “Farm-In Agreement” was executed with Chesser in October, 2007. Chesser earned a 51% property interest in 2009 by spending US $4 million, paying EMX a total of US $400,000, and issuing 3 million Chesser shares to EMX. Chesser’s exploration expenditures advanced the project through drill delineation of the NI 43-101 resource, and set the stage for the deal with Çolakoglu. The Çolakoglu Agreement is structured to develop further value with the initial in-ground spending requirements, and to provide an on-going revenue stream denominated in terms of gold ounces over the next five years, as well as providing an organically generated royalty asset to the benefit of EMX.

About Eurasian Minerals Inc. Eurasian Minerals is a global gold and copper exploration company utilizing a partnership business model to explore the world's most promising and underexplored mineral belts. EMX currently has projects in ten countries on four continents, and generates wealth via grassroots prospect generation, strategic acquisition, royalty growth and merchant banking.

Dr. Mesut Soylu, P.Geo., a Qualified Person as defined by National Instrument 43-101 and consultant to the Company, has reviewed and verified the technical information contained in this news release.

For further information contact:

David M. Cole	Valerie Barlow
President and Chief Executive Officer	Corporate Secretary
Phone: (303) 979-6666	Phone: (604) 688-6390
Email: dave@eurasianminerals.com	Email: valerie@eurasianminerals.com
Website: www.eurasianminerals.com

The NYSE Amex, TSX Venture Exchange and the Investment Industry Regulatory Organization of Canada do not accept responsibility for the adequacy or accuracy of this release.

Forward-Looking Statement

Some of the statements in this news release contain forward-looking information that involves inherent risk and uncertainty affecting the business of Eurasian Minerals Inc. Actual results may differ materially from those currently anticipated in such statements.

Suite 501 – 543 Granville Street, Vancouver, British Columbia V6C 1X8, Canada
Tel: (604) 688-6390 Fax: (604) 688-1157
www.eurasianminerals.com